UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, July 2022

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __        Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2022	PRECISION DRILLING CORPORATION

	By:	/s/ Carey T Ford
	Name:	Carey T Ford
	Title:	Senior Vice President & Chief Financial Officer

Exhibit	DESCRIPTION

31.1	Certification of Chief Executive Officer, Kevin Neveu, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

31.2	Certification of Chief Financial Officer, Carey Ford, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.1	Management’s Discussion and Analysis for the period ended June 30, 2022.

99.2	Consolidated Financial Statements for the period ended June 30, 2022.